UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Commission File Number: 001-36582

Auris Medical Holding AG
(Exact name of registrant as specified in its charter)

Bahnhofstrasse 21
6300 Zug, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auris Medical Holding AG
By:	/s/ Thomas Meyer
	Name:	Thomas Meyer
	Title:	Chief Executive Officer

Date: March 30, 2015

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated March 30, 2015
99.2	Letter to Shareholders dated March 30, 2015
99.3	Proxy Form for the 2015 Annual General Meeting
99.4	2014 Statutory Annual Report
99.5	Compensation Report